                                                                      Exhibit 1

                                                                      1/11/2000


                              SETTLEMENT AGREEMENT
                              --------------------


         AGREEMENT made as of the 11th day of January, 2000, by and among Jeffrey Queen, Andrew Queen, Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998 (the "Trust", and together with Andrew Queen and Jeffrey Queen, collectively, the "Queens") and Response USA, Inc. (the "Company").

                                    RECITALS
                                    --------

         WHEREAS, the Queens and the Company are parties to a Stock Purchase Agreement dated as of September 16, 1998 (the "Purchase Agreement") (Capitalized terms used herein and not defined herein shall have the respective meanings set forth in the Purchase Agreement);

         WHEREAS, on September 30, 1999, the Company sold its security businesses (the Sale"), pursuant to an agreement with respect to the sale of stock of the Company's security businesses, which Sale is a Termination Event pursuant to the Purchase Agreement;

         WHEREAS, a dispute among the parties to the Purchase Agreement exists as to whether the Queens are entitled to receive stock or cash pursuant to the Deferred Purchase Price provision of the Purchase Agreement;

         WHEREAS, the parties hereto desire to set forth certain agreements to settle such dispute and to amend certain agreements set forth in the Purchase Agreement;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         1. DEFERRED PURCHASE PRICE. The Company hereby agrees to pay or deliver to the Queens the following: (i) on January 11, 2000, or, if later, two business days following the execution of this Agreement, 1,227,969 shares of Common Stock of the Company, which number of shares is equal to approximately 19.9% of the currently outstanding shares of Common Stock of the Company (the "Earn-out Stock") and (ii) on January 12, 2000 $2,522,031 (the "Earn-out Cash"). The delivery of the Earn-out Stock and Earn-out Cash by the Company to the Queens pursuant to this Section 1 shall constitute payment in full of the Deferred Purchase Price (as defined in the Purchase Agreement) pursuant to Section 2.4 of the Purchase Agreement, provided that the Earn Out Stock and any Make-Up Stock which may be issued in the future as a result of sales of Earn Out Stock at less than its original value shall be considered Response Stock paid at Closing under the Purchase Agreement including, without limitation, Section 2.6(a) thereof. One-third of the Earn-out Stock and one-third of the Earn-out Cash shall be delivered to each of the Queens. Notwithstanding anything to the contrary contained in the Purchase Agreement, the sale of the Earn-out Stock shall not be registered with the Securities and Exchange Commission and the Company shall have no obligation to file a registration statement with respect to the sale of the Earn-out Stock, except as provided in Section 2(b) below.

         2.       MAKE-UP STOCK; STANDSTILL PERIOD; BOARD OF DIRECTORS.

                  a. Notwithstanding anything to the contrary contained in the Purchase Agreement, Section 2.6 of the Purchase Agreement is hereby amended such that July 10, 2000 in lieu of March 31, 2000 shall be the next date for delivery of Make-Up Stock or payment of cash, at the option of the Company, to the Queens pursuant to Section 2.6 of the Purchase Agreement from the sale of Response Stock (excluding any sale of the Earn-out Stock, which shall be restricted from sale for the Standstill Period pursuant to (b) below) during the period ending June 30, 2000 (the applicable "Make-Up Date" being changed from March 31, 2000 to June 30, 2000). In addition, on July 10, 2000, the Company shall pay the Queens, either as Make-Up Stock or in cash, an amount equal in value to the product of (x) the difference between $4.15 and the average closing bid price per share of the Common Stock of the Company on the NASDAQ Stock Market during the fifteen (15) trading days immediately preceding the date the Company delivers such Make-Up Stock to the Queens, times (y) the number of shares of Response Stock owned by the Queens prior to the date hereof and still owned by the Queens as of June 30, 2000. In the event the Common Stock of the Company is not listed on NASDAQ during any portion of the 15 trading day period prior to delivery of any Make-Up Stock, the value of such stock shall be determined by agreement between the Board of Directors of the Company and the Queens, or if such agreement is not reached within ten days following any Make-Up Date, by a nationally recognized appraisal firm, without deduction for lack of marketability or minority interest. In the event that the Company elects to deliver Make-Up Stock to the Queens on such date, notwithstanding anything to the contrary contained in the Purchase Agreement, the sale of such Make-Up Stock shall not be registered with the Securities and Exchange Commission and the Company shall have no obligation to file a registration statement with respect to the sale of the Make-Up Stock, except as provided in Section 2(b) below.

                  b. The Queens agree that for the period (the "Standstill Period") commencing on the date hereof and ending upon the earlier of January 11, 2002 or the occurrence of a Standstill Termination Event, as defined in EXHIBIT A, the Queens shall not offer, pledge, sell, transfer, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, either pursuant to Rule 144 of the regulations under the Securities Act of 1933, or otherwise, (i) any shares of the Earn-out Stock or (ii) any shares of Make-Up Stock which may be delivered to the Queens pursuant to Section 2(a) above. The foregoing shall include a restriction on sales "against the box" or other short sales of the Earn-out Stock or any shares of Make-Up Stock. In addition, notwithstanding the fact that a Termination Event has occurred, the Queens agree that until July 10, 2000 or, in the event the Company pays the entire Make-Up payment due July 10, 2000 in cash, until the termination of the Standstill Period, the shares of Common Stock of the Company owned by them prior to the date hereof shall be subject to the restriction set forth in the first two sentences of this Section 2(b). If the Company pays any of such Make-Up payment by delivery of Make-Up Stock, the limitation set forth in Section 5.11 of the Purchase Agreement, modified to permit the sale by the Queens of not more than an aggregate of 10,000 shares of Common Stock per day in open market transactions shall be in effect until the termination of the Standstill Period. Upon termination of the Standstill Period, the common stock of the Company issued as Earn-Out Stock and Make-Up Stock, if any, shall be registered pursuant to Section 5.10(k) of the Purchase Agreement as if such shares were issued on the date of such termination.

                  c. Pursuant to Section 2.6 (b) of the Purchase Agreement, the Queens are currently entitled to designate one member of the Board of Directors of the Company, which right has not currently been exercised by the Queens but is available for exercise. The Company agrees that in the event the Company elects to deliver any shares of Make-Up Stock in lieu of cash to the Queens on July 10, 1999 pursuant to Section 2.6 of the Purchase Agreement as amended hereby, the Queens shall be entitled to designate an additional two members of the Board of Directors of the Company (constituting a then total of three designees); provided, however, that the number of members of the Board following such designation by the Queens shall then consist of not more than seven (7) members (one of whom shall be Richard M. Brooks) until the termination of the Standstill Period, and provided, further, that the number of directors of the Company from the date hereof until receipt of the Make-Up Payment due July 10, 2000, shall not exceed five (5) (one of whom shall be Richard M. Brooks).

         3. NON-COMPETITION AND NONDISCLOSURE AGREEMENT. The Queens acknowledge that no event pursuant to Section 11 of (i) that certain Non-Competition and Disclosure Agreement between the Company and Jeffrey Queen dated as of October 1, 1998 or (ii) that certain Non-Competition and Disclosure Agreement between the Company and Andrew Queen dated as of October 1, 1998 has occurred and such agreements remain in full force and effect.

         4. COMPANY'S REPRESENTATIONS, WARRANTIES AND COVENANTS. The Company represents, warrants and covenants to the Queens as follows:

                  a. The execution, delivery and performance of this Agreement by the Company and the transactions contemplated hereby, (i) have been authorized by all necessary actions on the part of the Company, (ii) will not violate any provision of the Articles of Incorporation or Bylaws of the Company,
(iii) will not violate or conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, nor result in the termination of, or accelerate the performance required by, nor result in the creation of any lien, security interest, change or encumbrance upon any of the Company's or its affiliates' assets under any term or provision of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which it is a party or by which it or any of its assets are bound or affected, and (iv) will not violate or be in conflict with any law, rule or regulation, or any judgment, decree, injunction or order applicable to the Company or its affiliates. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally.

                  b. No authorization, consent, approval, order of or filing with or notice to any governmental agency, instrumentality or authority or any other person is necessary for the execution and delivery of this Agreement by the Company or the performance by the Company of its obligations hereunder. In the event that the Company shall desire to issue Make-Up Stock with respect to the June 30, 2000 Make-Up Date and outside counsel for the Company shall advise that the Company's common stock would be delisted from NASDAQ unless shareholder approval of such issuance or a waiver of any requirement for such shareholder approval is obtained from NASDAQ, the Company shall either obtain such approval or waiver prior to July 10, 2000 or the Make-Up Payment due on such date will be paid entirely in cash.

                  c. The capitalization of the Company is set forth in EXHIBIT
B. All shares of common stock of the Company included in the Earn-Out Stock and any Make-Up Stock upon receipt by each of the Queens will be duly issued and outstanding and fully paid and nonassessable, issued in the name of the applicable Queen.

                  d. All financial statements and other information the Company has filed with the SEC in the 24-month period preceding the date hereof were at the time of filing true and complete in all material respects and did not contain any untrue statements of material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  e. During the period commencing on the date hereof and ending on the date the Company shall make payment in full of the Make-Up Payment due July 10, 2000 (the "Interim Period"), the Company shall not without the prior written approval of the Queens (i) issue or agree to issue any common stock or options or warrants or similar rights to acquire common stock, or any other capital stock of the Company other than (w) the issuance of common stock pursuant to the exercise of stock options presently issued and outstanding, (x) the issuance of up to 20,000 options per year to each outside director of the Company as previously approved by the Company's stockholders, (y) the issuance at not less than market value of either common stock options or common stock to Richard M. Brooks with respect to not more than 350,000 shares of common stock of the Company, in the aggregate since December 15, 1999, or (z) the issuance of common stock of the Company pursuant to the existing terms of binding contractual obligations previously entered into by the Company which are described in footnote 7 of the quarterly financial statements included in the Company's Form 10QSB for the quarter ending September 30, 1999, or, (ii) reprice or enter into any agreement to reprice or amend any material provisions of any stock option or other employee benefit plan of the Company.

                  f. During the Interim Period, neither the Company nor its affiliates shall, directly or indirectly, (i) purchase or agree to purchase any Company common stock, preferred stock or any other securities, or, (ii) during the thirty (30) day period preceding the delivery of any Make-Up Stock, encourage or solicit other persons to purchase common stock of the Company, provided that customary press releases, SEC filings and investor relation activities shall be permitted during such thirty (30) day period.

                  g. During the Interim Period the Company shall not cause, suffer or permit a Standstill Event to occur.

         5.       MISCELLANEOUS.

                  a. Neither this Agreement nor any of parties' rights hereunder may be assigned by any party hereto without the prior written consent of all parties hereto. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

                  b. Any notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed to have been delivered, made and received upon delivery by hand or in person, three days after being mailed postage prepaid by certified or registered mail, return receipt requested, one business day after delivery to a recognized national overnight courier service or one business day after facsimile transmission (with automatic confirmation of receipt by the facsimile transmitting equipment) addressed to the party at their respective addresses set forth below:

                  if to the Company:                    with a copy to:

                  Response USA, Inc.                    Burns & Levinson, LLP.
                  3 Executive Campus                    125 Summer Street
                  2nd Floor South                       Boston, Ma. 02110
                  Cherry Hill, New Jersey 08002         Attn: Josef B. Volman, Esq.
                  Attn: Richard Brooks                  Tel: 617-345-3895
                  Tel: 856-661-0700                     Fax: 617-345-3299
                  Fax: 856-661-9050

                  If to the Queens:                     With a copy to:

                  c/o Jeffrey Queen                     Edwards & Angell, LLP
                  777 Yamato Road                       2800 BankBoston Plaza
                  Suite 350                             Providence, RI. 02903
                  Boca Raton, Florida 33431             Attn: Richard M. C. Glenn, III, Esq.
                  Tel: 800-326-1122                     Tel:  401-276-6435
                  Fax: 561-994-3882                     Fax:  401-276-6488


                  c. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

                  d. This Agreement is made under, and shall be construed and enforced in accordance with the laws of the State of New York, without regard to any choice of law principles, applicable to agreements made and to be performed solely therein.

                  e. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement.

                  f. Any controversy or claim arising out of or relating to this Agreement, or breach of the terms and conditions hereof, shall be brought in the state or federal district court for the Palm Beach County, Florida or any court of competent jurisdiction nearest thereto. Each party hereto irrevocably consents and submits to the jurisdiction of any of said courts in any suit, action or proceeding brought under or with respect to this Agreement, and hereby waives any claim or defense of inconvenient forum.

                  g. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to arbitration, appellate, bankruptcy and post-judging proceedings), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys' fees include paralegal fees, administrative costs, investigative costs, costs for expert witnesses, court reporter fees, sales and use taxes, if any, and all other charges billed by the attorneys to the prevailing party.

                  h. At any time and from time to time after the date hereof, at the request of any party hereto and without further consideration, the requested party(ies) shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered all such further acts, conveyances, transfers, assignments, deeds, documents and assurances as reasonably may be requested by the requesting party(ies) to more effectively consummate the terms of this Agreement.

                  i. A waiver of any of the terms, conditions or covenants of this Agreement by any party(ies) hereto on any one occasion shall not be deemed to be a continuing waiver; nor shall such a waiver on any one occasion be deemed to be a waiver on any subsequent occasions.

                  j. This Agreement, together with the Purchase Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes any and all previous agreements or understanding among the parties with respect to the subject matter hereof, including the relevant provisions of the Purchase Agreement and the Forbearance and Standstill Agreement among the parties dated December 15, 1999. Except as amended or modified by this Agreement, the Purchase Agreement shall remain in full force and effect. This Agreement may not be amended, modified, superseded, or canceled except by a written instrument executed by the Company and the Queens.

                  k. The parties shall each pay their respective expenses in connection with the negotiation and execution of this Agreement, except that the Company shall promptly reimburse the Queens for the amount of any such expenses incurred after December 21, 1999 for reasonable legal fees.

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                  l. The parties agree that the existence and terms of this
Agreement shall be kept confidential by the parties and shall not be disclosed except as required by law or to the extent reasonably necessary to enforce any provisions hereof.

                  m. This Agreement shall inure to the benefit of and be binding upon the successors, assigns, heirs, personal representatives and administrators of each of the parties hereto.

         IN WITNESS WHEREOF, the undersigned have executed this document as of the date first set forth above.

                                           RESPONSE USA, INC.

                                           By:
                                               ------------------------------
                                                    Richard M. Brooks, President

                                           Jeffrey Queen and Andrew Queen
                                           Irrevocable Trust U/A January 2, 1998

                                           By:
                                               ------------------------------
                                                    Lorence Queen, Trustee

                                           ---------------------------------
                                                    Jeffrey Queen

                                           ---------------------------------
                                                    Andrew Queen

                                    EXHIBIT A

                          STANDSTILL TERMINATION EVENT
                          ----------------------------


         The occurrence of any of the following events shall constitute a "Standstill Termination Event" for the purposes of this Agreement, unless the prior written waiver thereof has been obtained by the Company from Jeffrey Queen and Andrew Queen:

         1. Richard M. Brooks shall cease to be and act as Chairman of the Board of Directors of the Company.

         2. The Company shall enter into any merger, consolidation or other similar agreement or shall transfer, dispose of all or any substantial portion of its assets or enter into any agreement with respect to any of the foregoing, it being understood that this restriction shall not apply to transfers of receivables and contract rights to an affiliate of the Company as contemplated by the Company's existing financing agreements.

         3. The Company shall make any material acquisition which shall require incurring additional material indebtedness of the Company, or amend its Certificate of Incorporation, although the filing of a certificate of designation with respect to its preferred stock shall be permitted subject to the restrictions on issuance of capital stock set forth in paragraph 5 below.

         4. The Company shall cease to maintain in good standing its status as an issuer of securities registered under Section 12 of Securities and Exchange Act of 1934 and being current in its filings under said Act.

         5. The Company shall issue or agree to issue any common stock or options or warrants or similar rights to acquire common stock, or any other capital stock of the Company other than (w) the issuance of common stock pursuant to the exercise of stock options presently issued and outstanding, (x) the issuance of up to 20,000 options per year to each outside director of the Company as previously approved by the Company's stockholders, (y) the issuance at not less than market value of either common stock options or common stock to Richard M. Brooks with respect to not more than 350,000 shares of common stock of the Company, in the aggregate since December 15, 1999, or (z) the issuance of common stock of the Company pursuant to the existing terms of binding contractual obligations previously entered into by the Company which are described in footnote 7 of the quarterly financial statements included in the Company's Form 10QSB for the quarter ending September 30, 1999, provided, however, that the restriction on the issuance of capital stock to non-employee, non-affiliate third parties shall not apply after the payment of the amount due with respect to the June 30, 2000 Make-Up Date if the Company does not deliver any Make-Up Stock as part of such payment.

         6. The Company shall reprice or enter into any agreement to reprice or amend any material provisions of any stock option or other employee benefit plan of the Company.

         7. The Company or any of its affiliates shall, directly or indirectly
(i) purchase or agree to purchase any Company common stock, preferred stock or any other securities, or, (ii) during the thirty (30) day period preceding the delivery of any Make-Up Stock, encourage or solicit other persons to purchase common stock of the Company, provided that customary press releases, SEC filings and investor relation activities shall be permitted during such thirty (30) day period.

         8. There shall occur any breach or default on the part of the Company under any material representation, warranty or agreement made by the Company in this Agreement, provided, however, that if such breach or default can be cured, the same shall continue uncured for thirty (30) days following receipt of written notice of such breach or default.

                                    EXHIBIT B

                      CAPITALIZATION OF RESPONSE USA, INC.
                             AS OF JANUARY 10, 2000
                        BEFORE ISSUANCE OF EARN-OUT STOCK

                                                                                   Number of Shares Subject
                                                                                   to Outstanding Options,
                         Number of Shares         Number of Shares Issued and      Warrants or Conversion
                         Authorized               Outstanding                      Rights
Common Stock                   37,500,000                    6,170,701                   1,591,109

Preferred Stock                  250,000                         0                           0